CUSIP No. 784178303	Page 1 of 10 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.      )*

SFX Entertainment, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

784178303

(CUSIP Number)

Brad Eric Scheler

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784178303	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 37,739,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 37,739,263
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,739,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784178303	Page 3 of 10 Pages

1		NAME OF REPORTING PERSON Sillerman Investment Company III LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,960,263
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 29,960,263
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,960,263
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 784178303	Page 4 of 10 Pages

ITEM 1.                             SECURITY AND ISSUER

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of SFX Entertainment, Inc. (the “Company”).  The address of the Company’s principal executive offices is 430 Park Avenue, Sixth Floor, New York, NY 10022.

ITEM 2.                             IDENTITY AND BACKGROUND

(a)         The Reporting Persons are Robert F.X. Sillerman and Sillerman Investment Company III LLC (“SIC”), of which Mr. Sillerman is the sole member and manager.

(b)         Each Reporting Person’s business address is 430 Park Avenue, Sixth Floor, New York, NY 10022.

(c)          The principal occupation of Mr. Sillerman is to serve as the Chairman and Chief Executive Officer of the Company.  Mr. Sillerman is also the Chairman and Chief Executive Officer of Viggle Inc., 902 Broadway, 8th Floor, New York, NY 10010.

The principal business of SIC is to serve as an investment vehicle for Mr. Sillerman.

(d)         During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, neither Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Sillerman is a citizen of the United States. SIC is a Delaware limited liability company.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Sillerman has used his personal funds to make purchases of the Company’s securities.

ITEM 4.             PURPOSE OF TRANSACTION

On February 24, 2015, Mr. Sillerman delivered a non-binding letter to the Board of Directors of the Company (the “Board”) to propose a potential transaction for the Board’s consideration.  Under the proposed transaction, Mr. Sillerman would be prepared to acquire all of the outstanding shares of Common Stock not already beneficially owned by him for $4.75 per share in cash; at the same time, stockholders of the Company who wished to retain their equity interest in the Company would have the option to do so and remain investors in the Company alongside Mr. Sillerman (“Proposed Transaction”).

The Proposed Transaction would be subject to the approval of the Board and the negotiation and execution of mutually agreeable definitive transaction documents.  Mr. Sillerman expects the Board to establish a special committee of independent directors to consider his proposal and make a recommendation to the full Board with respect to the Proposed Transaction.  Mr. Sillerman would not proceed with the Proposed Transaction unless it was approved by such a special committee.  In addition, Mr. Sillerman proposed that the Proposed Transaction would be subject to a non-waivable condition requiring the approval by holders of a majority of the shares of Company common stock not beneficially owned by him.

Mr. Sillerman further noted in his letter that if the Board or the special committee decides to explore alternative transactions involving a sale of the Company, he would be fully prepared to assist in those efforts.  Moreover, in his capacity as a stockholder of the Company, he would be prepared to support an alternative sale transaction that provides compelling value to the Company’s stockholders.

CUSIP No. 784178303	Page 5 of 10 Pages

No assurances can be given that any transaction will be consummated.  The proposal letter provides that no legal binding obligation with respect to a transaction will arise unless and until the execution of mutually acceptable definitive documentation.

The foregoing summary does not purport to be or contain a complete description of the letter, a copy of which is attached as Exhibit 2.1 to this Schedule 13D and incorporated herein by reference.

Following the submission of the proposal letter, Mr. Sillerman issued a press release announcing his proposal.  A copy of the press release is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

The Reporting Persons may engage in discussions with the Board, the Company’s management, other stockholders of the Company and other interested parties relating to Mr. Sillerman’s proposal.

The Reporting Persons intend to review their investments in the Company on a continuing basis. Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, price levels of shares of Common Stock, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional equity or debt securities of the Company or selling some or all of their beneficial holdings, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.                              INTEREST IN SECURITIES OF THE ISSUER

(a) (b)               As of February 24, 2015, Mr. Sillerman is the beneficial owner of, and holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, 37,739,263 shares of Common Stock, representing 39.8% of the outstanding shares of Common Stock.  These shares include:

1.              1,500,000 shares of Common Stock subject to stock options held by Mr. Sillerman that are currently exercisable or exercisable within sixty (60) days of February 24, 2015;

2.              29,960,263 shares of Common Stock, representing 32.1% of the outstanding shares of Common Stock, held by SIC (of which Mr. Sillerman is the sole member and manager and, in such capacity, holds the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock held by SIC);

3.              1,330,000 shares of unvested restricted Common Stock held by Mr. Sillerman; and

4.              4,946,000 shares of Common Stock subject to certain nominee agreements described in Item 6 (each a “Nominee Agreement” and, collectively, the “Nominee Agreements”) with various stockholders of  the Company (such stockholders, the “Beneficiaries”).  Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and gives him the exclusive right to (i) vote or abstain from voting such shares and (ii) make any and all dispositions with respect to such shares.

The percentages of the outstanding shares set forth above were calculated based on 93,300,891 shares of Common Stock        outstanding as of February 24, 2015.

(c)                                 As of February 24, 2015, neither of the Reporting Persons has effected any transactions in the shares of Common Stock during the past 60 days.

(d)                                 With respect to the 29,960,263 shares of Common Stock held directly by SIC, as the sole member and manger of SIC, Mr. Sillerman has, as of February 24, 2015, the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

With respect to the 4,946,000 shares of Common Stock that are the subject of the Nominee Agreements, as of February 24, 2015, the Beneficiaries have the right to receive and the power to direct the receipt of dividends (other than dividends in the form of additional shares of Common Stock, which will be held by Mr. Sillerman as the nominee) from, or the proceeds from the sale of, such shares.

(e)                                  Not applicable.

CUSIP No. 784178303	Page 6 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Nominee Agreements

As described in Item 5, Mr. Sillerman is party to certain Nominee Agreements.  As of February 24, 2015, there are 4,946,000 shares of Common Stock in the aggregate subject to such Nominee Agreements.  Each Nominee Agreement names Mr. Sillerman as the nominee with respect to the shares subject to such Nominee Agreement and give him the exclusive right to (i) vote or abstain from voting such shares, and (ii) make any and all dispositions with respect to such shares.  However, the Beneficiaries are entitled to receive all cash and other property received by Mr. Sillerman with respect to such shares, except that dividends or distributions in the form of additional shares of Common Stock will be held in Mr. Sillerman’s name as the nominee and become subject to the Nominee Agreements.  Each Nominee Agreement may be terminated upon the earlier of (i) two business days after the delivery by the applicable Beneficiary to Mr. Sillerman of written notice to terminate the Nominee Agreement, or (ii) two business days after the delivery by Mr. Sillerman to the applicable Beneficiary of his written notice of resignation as a nominee.  In the event that a Nominee Agreement is terminated, Mr. Sillerman would cease to have voting or dispositive  power with respect to the shares of Common Stock subject to the Nominee Agreement.  The foregoing summary does not purport to be or contain a complete description of the Nominee Agreements.  The Nominee Agreements are based on the same form, and the form of the Nominee Agreements is attached as Exhibit 3.1 to this Schedule 13D and is incorporated herein by reference.

Options and Restricted Common Stock

Mr. Sillerman holds the following options with respect to shares of Common Stock:

1.              Mr. Sillerman holds an option to purchase 2,500,000 shares of Common Stock at a price of $2.00 per share subject to the terms of the Company’s 2013 Equity Compensation Plan.  This  option vested with respect to 500,000 shares on each of March 1, 2013, January 1, 2014 and January 1, 2015 and will vest with respect to 500,000 shares on each of January 1 of each of January 1, 2016 and January 1, 2017, subject to Mr. Sillerman remaining employed by the Company through the applicable vesting date.   This option expires on March 31, 2022.

2.              Mr. Sillerman holds options to purchase 700,000 shares of Common Stock at a price of $5.00 per share, 700,000 shares of Common Stock at a price of $7.50 per share and 700,000 shares of Common Stock at a price of $10.00 per share, each of which is subject to the terms of the Company’s 2013 Supplemental Equity Compensation Plan.  Each of these options will vest in full on December 31, 2015, subject to Mr. Sillerman remaining employed by the Company through that date, and expires on December 31, 2019.

3.              Mr. Sillerman holds options to purchase 500,000 shares of Common Stock at a price of $5.00 per share, 750,000 shares of Common Stock at a price of $7.50 per share and 1,000,000 shares of Common Stock at a price of $10.00 per share, each of which is subject to the terms of the Company’s 2013 Supplemental Equity Compensation Plan. Each of these options will vest in full on February 11, 2016, subject to Mr. Sillerman remaining employed by the Company through that date, and expires on February 11, 2020.

4.              Mr. Sillerman holds an option to purchase 5,000,000 of Common Stock at a price of $5.00 per share subject to the terms of the Company’s 2013 Supplemental Equity Compensation Plan.  This option will vest in full on March 12, 2016, subject to Mr. Sillerman remaining employed by the Company through that date, and expires on March 12, 2023.

Mr. Sillerman holds awards of restricted Common Stock consisting of 100,000, 1,000,000 and 233,000 shares, respectively.  These awards, which are subject to the terms of the Company’s 2013 Supplemental Equity Compensation Plan, vest on December 31, 2015, February 11, 2016 and October 15, 2016, respectively, subject to Mr. Sillerman remaining employed by the Company through the applicable vesting date.

Under the terms of Mr. Sillerman’s employment agreement with the Company, upon a termination of Mr. Sillerman’s employment with the Company by the Company without “cause”, by Mr. Sillerman due to “constructive termination without cause,” in the event of a “change of control” of the Company, or as a result of Mr. Sillerman’s death or disability or if the Company elects not to renew Mr. Sillerman’s employment agreement at the end of its term on November 17, 2017, all unvested options and restricted Common Stock then held by Mr. Sillerman will vest.   Mr. Sillerman’s employment agreement also provides that Mr. Sillerman is entitled to qualify for additional equity or option grants each year, although no such grants are guaranteed.

The foregoing summary of the terms of the options and restricted Common Stock held by Mr. Sillerman does not purport to be or

CUSIP No. 784178303	Page 7 of 10 Pages

contain a complete description of the terms thereof.  The Company’s  2013 Equity Compensation Plan (including amendments thereto) and 2013 Supplemental Equity Compensation Plan (including amendment thereto) and Mr. Sillerman’s employment agreement with the Company are attached as Exhibits 3.2, 3.3, 3.4, 3.5, 3.6 and 3.7 to this Schedule 13D and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2.1	Letter to the Board of Directors of the Company, dated February 24, 2015

Exhibit 3.1	Form of Nominee Agreement between Robert F.X. Sillerman and the beneficiary thereof

Exhibit 3.2

SFX Entertainment, Inc. 2013 Equity Compensation Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-189564) filed by the Company on June 25, 2013)

Exhibit 3.3

Amendment No. 1 to 2013 Equity Compensation Plan, dated August 20, 2013 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-192236), filed by the Company on November 8, 2013)

Exhibit 3.4

Amendment No. 2 to 2013 Equity Compensation Plan, dated October 2, 2013 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 (File No. 333-192236), filed by the Company on November 8, 2013)

Exhibit 3.5

SFX Entertainment, Inc. 2013 Supplemental Equity Compensation Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-1 (File No. 333-189564) filed by the Company on June 25, 2013)

Exhibit 3.6

Amendment to 2013 Supplemental Equity Compensation Plan, dated September 9, 2013 (incorporated by reference to Exhibit 10.58 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-189564), filed by the Company on September 18, 2013)

Exhibit 3.7

Employment Agreement, dated as of October 18, 2012, by and between the Company and Robert F.X. Sillerman (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-189564), filed by the Company on June 25, 2013)

Exhibit 4.1	Joint Filing Agreement, dated as of February 25, 2015, by and between Robert F.X. Sillerman and Sillerman Investment Company III LLC

Exhibit 99.1	Press Release, dated February 25, 2015

CUSIP No. 784178303	Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2015

Robert F. X. Sillerman

By:	/s/Robert F. X. Sillerman

Sillerman Investment Company III LLC

By:	/s/Robert F. X. Sillerman
Name:	Robert F. X. Sillerman
Title:	Manager and Sole Member

CUSIP No. 784178303	Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit Number	Description

Exhibit 2.1	Letter to the Board of Directors of the Company, dated February 24, 2015

Exhibit 3.1	Form of Nominee Agreement between Robert F.X. Sillerman and the beneficiary thereof

Exhibit 3.2

SFX Entertainment, Inc. 2013 Equity Compensation Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-189564) filed by the Company on June 25, 2013)

Exhibit 3.3

Amendment No. 1 to 2013 Equity Compensation Plan, dated August 20, 2013 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-8 (File No. 333-192236), filed by the Company on November 8, 2013)

Exhibit 3.4

Amendment No. 2 to 2013 Equity Compensation Plan, dated October 2, 2013 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-8 (File No. 333-192236), filed by the Company on November 8, 2013)

Exhibit 3.5

SFX Entertainment, Inc. 2013 Supplemental Equity Compensation Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-1 (File No. 333-189564) filed by the Company on June 25, 2013)

Exhibit 3.6

Amendment to 2013 Supplemental Equity Compensation Plan, dated September 9, 2013 (incorporated by reference to Exhibit 10.58 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-189564), filed by the Company on September 18, 2013)

Exhibit 3.7

Employment Agreement, dated as of October 18, 2012, by and between the Company and Robert F.X. Sillerman (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-189564), filed by the Company on June 25, 2013)

Exhibit 4.1	Joint Filing Agreement, dated as of February 25, 2015, by and between Robert F.X. Sillerman and Sillerman Investment Company III LLC

Exhibit 99.1	Press Release, dated February 25, 2015